Mail Stop 3561

September 7, 2006

Donald C. Taylor
President
Branded Media Corporation
425 Madison Avenue, Penthouse
New York, NY 10017

> **Re:** **Branded Media Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed September 5, 2006**
> **File No. 000-03574**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all page references are based on the marked courtesy copy provided by counsel.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2- Management Discussion and Analysis or Plan of Operation

1.  We note that you present gross billings, before netting commissions and revenue sharing. This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation is not appropriate. Also, FR-65 requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive

justification exists for aggregating revenues associated with your revenue sharing agreements.  Please revise to discuss only the revenues reflected in your financial statements.

Part F/S- Financial Statements

Balance Sheets, page F-2

2.  It appears that your deferred contract costs do not meet the definition of an asset under paragraph 26 of CON 6.  As such, please provide us with the accounting literature you used to arrive at your methodology, or revise accordingly.

Note 2- Significant Accounting Policies

Revenue Recognition, page F-10

3.  Please clarify your revenue recognition policy to identify the primary obligor and to consistently characterize your relationship with the airlines.  In this regard, you currently refer to the airlines as your customers and also as your partners.  Since you receive no revenues from the airlines, it would appear inappropriate to refer to them as customers.

4.  Revise the last sentence of the third paragraph to clarify that revenue sharing payments to the airlines are not reflected in cost of sales (i.e. direct costs) on the face of your statement of operations.

Note 11- Long Term Sales Contracts, page F-20

5.  Please confirm that you will continue to present revenue on a net basis under EITF 99-19 as it relates to your newly executed sales agreements with United Airlines and Delta Airlines on April 1, 2006 and May 8, 2006, respectively.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,


David R. Humphrey
Branch Chief- Accountant


cc:     <u>Via Facsimile (303) 894-9239</u>
        Alan L. Talesnick
        Patton Boggs LLP
        1660 Lincoln Street, Suite 1900
        Denver, CO 80264